tinyB chocolate

Main Street | Female Founder | B2B | Events | Food

Brazilian chocolate truffles, sweet experiences

TINYBCHOCOLATE.COM SAN FRANCISCO





tinyB unleashes chocolate's superpower by creating fun, delicious experiences that bring people together. Our corporate team building events have enabled us to grow 120% in the first half of 2019 vs the same period of 2018 and provide us with over 65% margins today. We're poised to feed a rich market that's hungry for unique experiences.

Renata Stoica Chocolatier, Founder @ tinyB chocolate

Why you may want to support us...

1. tinyB chocolate brings people together through delicious, fun experiences.
2. Gross margins over 65%. Revenue growth of 120% in the first half of 2019 vs first half of 2018.
3. Close to 100 events to date. Repeat clients like Google, Cisco, Postmates and more. Outstanding client reviews.
4. Team events are expected perks at Bay Area companies. Affluent consumers also seek out new experiences.
5. tinyB's on-site chocolate-making events are easy, engaging and delicious. Great for smaller team buildings or larger events.
6. Renata, our Founder and Chocolatier, learned to make brigadeiros from her mother growing up in Brazil.
7. Andrei, Renata's husband and Founder, started 2 successful startups. One was acquired for over $100MM and the other is still growing.
8. $3,000 average sale. Low cost of sales.

Why investors ❤ us

WE'VE RAISED $502,902 SINCE OUR FOUNDING



I believe in your product! Best of luck to both of you!

Darrell Lee



Love nuts, chocolate and Bay Area entrepreneurs.

Ahmad Sharif Kayum

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Renata Stoica

Chocolatier, Founder

Renata is a nurse by profession but a chocolatier by calling. She learned the craft of making brigadeiros over 10 years working with her mother in Sao Paulo, Brazil. She creates magic by implementing new flavors and beautiful packaging.



Andrei Stoica

Founder

Andrei is a serial entrepreneur with two successful high-tech startups. One was acquired for $100MM and the other is still growing. He's terrific at closing deals, is passionate about creating new services and actually binge-watches Quickbooks.

Downloads

- Stout Research - TinyB Chocolate DRAFT v1.pdf
- Email exchange - Bryce Geyer Stout and Andrei tinyB chocolate.pdf

Sweet Experiences

Who doesn't love chocolate? Especially when the delectable confections are hand-made with premium chocolate paired with unique flavors, spices and toppings? Meet "Brigaderos," Brazilian truffles to die for! tinyB specializes in hand-crafting these delicious little chocolate gems.

tinyB was founded by Renata and Andrei Stoica. Growing up in Brazil, Renata loved helping her mother make brigadeiros for birthdays, holidays and other special occasions. They became known throughout their community for making the best brigadeiros in the area and one by one, orders from their family and friends kept coming in.

Now living in San Francisco with her husband Andrei, Renata wanted to bring the chocolate confections she and her grandmother were known for in Brazil to consumers in the U.S. Thus,tinyB was created!



Today tinyB's are still made by hand, from a family recipe and the best local ingredients and gifts are available from our online store.

Try a Brigadeiro!


Only for WeFunder
25% OFF
tinyB
One gift of any size
www.tinyBchocolate.com
CODE: TRYTINYB19

Our online store offers gifts for both consumers and as part of a business gifting services.


tinyB
CHOCOLATE

There Are Two Sides To The tinyB Business

1. Creating scrumptious boxes of brigadeiros that can be gifted in a variety of sizes. Our online store offers gifts including brigadeiros themselves, along with gift cards and other treats. You can also plan and purchase an experience for a team or family bonding activity.

2. Hosting exciting events where corporate teams or other groups can come together and enjoy a fun team-building experience by learning to make brigadeiros. tinyB's events are an easy, hands-on, chocolate making experience that encourage guests to open up and connect with one another.

We are seeking investors and raising funds to expand all aspects of our business.


tinyB
CHOCOLATE

tinyB Team Building Experience

Chocolate has a superpower: it brings us back to the uncomplicated joy of childhood and the decadence of indulgence. It makes us smile, and when we smile together, we become closer.

At tinyB team building events, guests come together for a fun-filled experience that motivates people to work together, develop their strengths and address any weakness. Our events encourage collaboration rather than competition and we've hosted over 100 events to date - and counting!

Participants put on gloves, choose from a selection of chocolate centers, roll them in one of many toppings and... they've just made their first brigaderio! We talk about the brigadeiro's cultural background, ingredients, popular flavors and we encourage guests to have fun and experiment.

Guests have the most fun with our Chocolate Challenge, a friendly competition at the end of the event for the best looking brigadeiro. Teams have the opportunity to come up with a compelling pitch and 'sell' why their brigadeiros should be chosen. The pitches are often hilarious and everyone has a great time! How much so? Check out some heartfelt testimonials and reviews below!



Team Building - the Chocolate Challenge
from tinyb chocolate
01:21
vimeo

Testimonials & Reviews

We have executed close to 100 events and all our feedback has been very positive.

“Yesterday’s event was fabulous! Everyone loved it.” *- TJ Locke, Cisco*

“The event was fantastic! Everyone had a lot of fun and the chocolates are amazing. Keep doing what you’re doing.” *- Jennifer Hooper, Google*

Our team had SO much fun! Super easy to set up and the team running it was GREAT! *- Cora Fowler, Google*

"The team had an absolute blast!!" *- Chiao Yen, Manger, Twitter*

“A humongous hit.” *- Nuna Atajda, Twitter*

“... it just blew us away. I’ve been running events for 8 years and I was immensely impressed.” *- Annie Wu, Postmates*

"I’ve never smiled so much with this group." *- Jennifer Walker, Delphix*

"I received soooo many compliments for the event." *- Manon Roy, Synopsys*

Our Yelp and Google reviews as of August, 2019:


Tinyb Chocolate
66 reviews
Details
$$ · Desserts
Edit
tinyB chocolate
Website
Directions
Save
4.9 ★★★★★ 68 Google reviews
Chocolate shop

tinyB’s Market Size

Our target clients are Executive Administrator (EA's) in top high tech or biotech companies in the San Francisco Bay Area. They use team-building events to retain employees in a tight labor market.

We estimate there are over 7,000 such decision makers in this area, each supporting an average of 50 employees. Each EA plans an average of 2 team building events and one holiday party per year. We estimate that the spend per employee per year is $200, which is a total addressable market of $70M per year.

Adjacent markets increase our market opportunity substantially (see "Expansion" below).

Our Financial Engine

tinyB's financial picture is extremely bright as evidenced by the following facts:

Rapid Growth As of Q2 2019 tinyB's revenues have grown 120% over the same period in 2018.

A large local market Silicon Valley's largest, wealthiest companies have a need for employee events. We estimate that we've addressed less than 1% of the overall market.

High margins Our gross margins today are 65% and we are confident they will rise above 70% once we hire full-time staff.


Tax & charges
11.7%
Production & materials
7.3%
Management & Recruiting
4.6%
Event Staff
11.1%
Gross Margin
65.4%

Low cost of sales We have developed a way for our prospects to have a first hand experience of tinyB for a small fraction of a typical business-to-business sale.

It's fun! Clients, employees and the media like to be involved with a company that's fun, which makes it easier to sell, hire and spread the word.

tinyB's Future Expansion

As mentioned above, our core market today is Executive Administrators in the top 150 tech and biotech companies in the Bay Area. We estimate that we have served less than 1% of this market.

We will expand tinyB in several ways:

- Offer new services to our current market, enabling existing clients to treat their team to multiple tinyB events in the same year.
- Target other titles that plan team-building events including HR, Employee Experience Managers and Recruiters
- Market our services to thousands of smaller companies in the Bay Area.
- Market our events to corporate Event Marketers as an in-booth experience at trade shows. We have executed two such engagements and they have been very successful.

Each of these new approaches will increase our revenue potential substantially. As an added benefit, selling to Marketing teams will diversify our risk since we will be a marketing expense, rather than an employee benefit.

tinyB's Goals

Our goal for 2020 is 100% growth, and 75% growth over the following 3 years.

We are currently ahead of our target! As of the end of Q2 of 2019, our revenue is up 120% from the same period in 2018.

We want to attain break-even by the end of 2020 and generate over $7,000,000 in revenue with EBITDA (net profits) margin of over 45% by the end of 2023. High net margins are within reach for tinyB because gross margins are 65% now, and are projected to be over 70% once we hire full-time staff in 2020.

tinyB's Exit Strategy

Our goal is to build a highly profitable, high growth business and position it for acquisition in five years for $25MM or more.

We aim to return 10x to our current investors, with a minimum of 5x. However, returns are not guaranteed.

A Highly Successful Comparable Company

Paint Nite, an event company which sells mainly to women, attained a 3-year growth of 1,970% and $65,000,000 in revenues. Their profile is similar in many ways:

- High margins and low up-front investment

- Exceptionally high growth

It is interesting to note that their event has not changed substantially over the years.

Future Valuation

We engaged Stout, a national firm focused on company valuation, to analyze our potential future value in 5 years. For details on Stout, please see their website: www.stout.com.

NOTE: *The following is for corporate research purposes and should not be construed as investment advice.*

We asked Bryce Geyer, a Managing Director, to estimate the value of tinyB 4 1/2 years from now, at the end of 2023, using our projections as a starting point.

The details of the analysis are in the Q&A, with attachments as references.

The conclusion was that if we attain our projections, an investor in this round would see a 8.8x return on investment. If we fall short it would be 6x return and if we beat our targets, a 9.5x return.

Ready To Invest?

There's no time like the present to invest in tinyB. Our revenue is quickly growing and there's no end in sight. We invite you to join us in our exciting journey and get in on the ground floor of this amazing chocolate company. Thanks for your consideration.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We believe chocolate should be both fun and delicious. It's a food with a superpower: it's loved by all ages, consumed at any time and has the ability to get people to open up and connect. Our focus is team building events for companies that want to give their employees something special.

Where will your company be in 5 years?

We will be one of the premier providers of amazing experiences in the Bay Area and the best brigadeiro company in the US.

Why did you choose this idea?

tinyB unleashes chocolate's superpower by creating fun, delicious experiences that bring people together. Our corporate team building events have enabled us to grow 120% in the first half of 2019 vs the same period of 2018 and provide us with over 65% margins today. We're poised to feed a rich market that's hungry for unique experiences.

What are the details of your exit strategy?

Our goal is to have the company acquired 5 years from now for $25MM or more, providing investors with 10x return on their investment. We feel that investors deserve at least a 5x return on investment.

To validate our assumptions of the company's value in the future we asked Stout, a national business valuation firm, to estimate tinyB chocolate's potential value at the end of 2023.
****Their analysis is not investment advice.****
It is for research purposes only.

Using our projections of $7MM in revenue and 45% EBITDA (net profit) margins as a reference point, their analysts identified comparable companies and calculated a possible value using EBITDA multipliers. Bryce Geyer, a Managing Director at Stout, let the analysis. They used three scenarios: 1) we hit our revenue target, 2) we miss the target but still grow, 3) we exceed our target.

Bottom line:
1) attain our goal - an estimated 8.8x return on investment
6.5x EBITDA, or 6.5 * $3.4MM = $22.1MM exit, vs a $2.5MM valuation today
2) miss our goal - an estimated 6x return on investment
5x EBITDA, or 5 * $3MM = $15MM (assuming our EBITDA goes down to $3MM)
3) exceed projections - an estimated 9.5x return on investment.
7x EBITDA, or 7 * $3.4MM = $23.8MM

There are two attachments with the details:

"Exit Strategy - Summary of Analysis"
This is an email exchange. At the bottom, tinyB CEO Andrei Stoica outlines the definitions of the three scenarios and at the top, Bryce Geyer summarizes findings.

"Exit Strategy - Stout Research Details"
Contains the details of Stout's research.

****Their analysis is not investment advice.****
It is for research purposes only.

What do people do in a typical tinyB event?

Today we offer two events: a team building, for 10 to 100 guests, and an activation station called the Brigadeiro Station, for 100 to 1,000 guests..

A typical team building lasts 1 ½ hours, serves 30 guests and is held in the client's break room in their offices in Silicon Valley. It starts with our Chocolatier explaining the brigadeiro's story: how it was invented in Brazil, why it's important to the culture and how we make them. She then steps over to the table she's set up, puts on a pair of gloves and shows guests how to make their own. We bring pre-made components - four chocolate centers and eight toppings - and guests assemble them on their own - no cooking is needed. We suggest some classic combination and encourage guests to experiment, making as many as they like. We don't charge by the quantity of chocolate because we want guests to feel like kids in a candy store without any limits. In fact, we bring plates so the employees can take some to their desks or take them home.
There are empty 4-brigadeiro gift boxes at the end of the table so guests can fill them with their creations and take them home with them.
To conclude, we have a Chocolate Challenge – a competition where teams of 2 create the best looking brigadeiro of the day and their colleagues judge the winner. Creating them is part of the fun and presenting them is even more creative.
By the end of the competition the mood is fun and relaxed and guests are joking.

How do you charge for your events.

Please see the attached Sales collateral for the details.
And share it with potential clients! :)

Financials

tinyB chocolate has financial statements ending December 31 2018. Our cash in hand is $162,382, as of June 2020. Over the three months prior, revenues averaged $32,207/month, cost of goods sold has averaged $16,030/month, and operational expenses have averaged $28,189/month.

At a Glance

January 1 to December 31

$537,057 +69%
Revenue

-$187,225
Net Loss

$8,974 [64%]
Short Term Debt

$0
Raised in 2018

$162,382
Cash on Hand
As of 06/10/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis

2019 Operations

We saw continued strength in our team building offering and grew revenues steadily.

We faced two main challenges during our busiest time of the year due to unexpected change in staff. We were not able to keep up with demand because two of our key staff members left the organization and the Founders had to focus on maintaining the back-end logistics rather than sell.
However, we still achieved a revenue growth of over 60% from 2018.

Runway & Short/Mid Term Expenses

tinyB chocolate LLC cash in hand is $162,382, as of June 2020. Over the last three months, revenues have averaged $32,207/month, cost of goods sold has averaged $16,030/month, and operational expenses have averaged $28,189/month, for an average burn rate of $12,012 per month. Our intent is to be profitable in 18 months.

The pandemic shifted our business significantly: we saw zero revenue from team building activities and at the same time saw a surge in our eCommerce business.

We expect to continue strong eCommerce sales, boosted by a new virtual team building offering.

We obtained a $93,000 emergency disaster loan which has helped significantly. We are also investing in online advertising and marketing.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-35%	35%	-169%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.05	$179,019	109%
Revenue to Receivables:	**Debt Ratio:**	
3,332%	253%	

attachment 1.pdf

Risks

1. Our clients are predominantly large high tech and biotech companies in Silicon Valley. Any economic event that causes a significant negative impact on these industries will also impact our company.

2. In order to continue our rapid growth, we will need expand and diversify our services, the markets we serve or both. Although there are exceptions, a given decision maker (ie a team or department) will not purchase an identical event for a team for several years after an initial event.

3. We must manage our cash flow carefully, taking into account potential seasonality both in terms of slower demand for our services during summer and a peak in demand during the Holidays.

4. Renata, the company's Co-Founder and Chocolatier, possesses unique skills in creating the look and feel of the company's identity, its presence in social media and its continually evolving flavor selection. Any event preventing her from continuing her duties would harm the company.

5. Andrei, the company's Co-Founder, has accumulated valuable insights into our clients and market and would be difficult to replace if any event were to prevent him from continuing his duties.

6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ilya Druzhnikov	CEO and Founder @ Exit VR	2016
Andrei Stoica	Co-founder @ tinyB chocolate LLC	2014
Renata Stoica	Co-founder @ tinyB chocolate LLC	2014

Officers

OFFICER	TITLE	JOINED
Andrei Stoica	Co-Founder	2014
Renata Stoica	Co-Founder	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Andrei Stoica	20,000,000 Common Units	50.0%
Renata Stoica	20,000,000 Common Units	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
03/2020	$127,902	SAFE
07/2019	$25,000	Loan
07/2016	$100,000	Convertible Note
12/2016	$250,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Main Street Launch (SBA loan)	12/16/2016	$250,000	$210,000	9.5%	12/16/2026	Yes
Vladimir Stoica	07/15/2019	$25,000	$25,000	12.0%	07/15/2024	Yes

Related Party Transactions

Name	Vladimir Stoica
Amount Invested	$25,000
Transaction type	Loan
Issued	07/15/2019
Outstanding principal plus interest	$25,000 as of 07/2019
Interest	12.0 per annum
Maturity	07/15/2024
Outstanding	Yes
Current with payments	Yes
Relationship	Father

Use of Funds

$100,000	70% toward new production facility, 22.5% sales & marketing (specifically testing of LinkedIn and partnerships), 7.5% Wefunder intermediary fee
$400,000	25% toward new production facility, 10% toward sales & marketing (specifically testing of LinkedIn and partnerships), 20% officers' salaries, 37.5% operating capital, 7.5% Wefunder intermeidary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	20,000,000	4,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.